FOIA CONFIDENTIAL TREATMENT REQUESTED

[Apple letterhead]

Apple Inc.	February 11, 2008
1 Infinite Loop
Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Apple Inc. (File No. 000-10030)

Form 10-K for the Fiscal Year Ended September 29, 2007

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated January 29, 2008 relating to the Company’s Form 10-K for the fiscal year ended September 29, 2007.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission February 11, 2008 Page 2	Confidential Treatment Requested by Apple Inc.

We have reviewed the questions in your letter dated January 29, 2008 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your questions and followed each with our response.

Form 10-K for the Fiscal Year Ended September 29, 2007

General

1.	We note from media reports that your products may be distributed or resold in several Middle East countries, including Iran. Please advise us if any of your computers or other products or technology are transferred to Iran by your resellers, distributors or other entities with which you have agreements or relationships. We may have further comment.

The Company neither sells nor distributes any products, software or technology in Iran. Any such sale or distribution is prohibited by the Iranian Transactions Regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. The Company also contractually prohibits its unaffiliated third-party distributors from reselling or otherwise distributing any of the Company’s products, software or technology in Iran. The Company is unaware of any such resales or distribution by its unaffiliated third-party distributors or other entities with which the Company has agreements or relationships.

As disclosed in Part I, Item 1, under the heading “Business Organization” and Note 9 to the financial statements of the Company’s 2007 Form 10-K, the Company’s Europe segment includes European countries as well as the Middle East and Africa. The Company does not conduct business directly in Iran or any other country in the Middle East. All business conducted in this region is between the Company and unaffiliated third-party distributors. These distributors are contractually authorized to distribute, market, and service certain Apple products only in the following Middle East countries: Bahrain, Egypt, Iraq, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, United Arab Emirates and Yemen. From time to time, certain countries on this list are temporarily embargoed in accordance with direction from the U.S. government. Revenue generated from sales in the Middle East totaled approximately $76 million in fiscal 2007, or approximately 0.3% of the Company’s total revenue for fiscal 2007.

Form 10-K for the Fiscal Year Ended September 29, 2007

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.	We note on page 6 that you have entered into agreements with each exclusive cellular network carrier related to cellular network services and the purchase and sale of iPhone and iPhone related products that entitle the Company to receive certain payments from these carriers. Clarify the terms of these exclusivity agreements including whether there were any up-front payments from the carriers to the Company and details of when the Company is entitled to receive certain payments. Additionally, tell us how you are accounting for the payments received from these carriers and the accounting literature relied on.

The Company is currently shipping iPhones in the U.S., the U.K., Germany and France and has entered into exclusive cellular network carrier arrangements for the iPhone with AT&T Mobility LLC, O2 Limited, T-Mobile International AG & Co. KG, and France Telecom (“Orange”) in the U.S., the U.K., Germany and France (the “Carriers”), respectively. The Company has also announced it expects to enter additional European and Asian countries during calendar year 2008. iPhones are sold directly to end users through the Company’s Online and Retail stores in the U.S. and U.K., and are also distributed through the Carriers’ stores and certain other distribution channels in each country.

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission February 11, 2008 Page 3	Confidential Treatment Requested by Apple Inc.

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The Company has provided unspecified features and unspecified software products for the iPhone free-of-charge to iPhone customers; furthermore, the Company has indicated it may, from time-to-time, provide additional unspecified features and additional unspecified software products in the future at no charge. Therefore, payments received from the sale of iPhone handsets, regardless of whether the sale was made by the Company or a Carrier, are recognized under subscription accounting in accordance with SOP No. 97-2, Software Revenue Recognition (“SOP 97-2”).

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Form 10-K for the Fiscal Year Ended September 29, 2007

Compensation Discussion and Analysis

Performance-Based Cash Incentives, page 104

3.	We note your disclosure that the compensation committee determines the amount of performance-based cash incentives for certain of your named executive officers based on revenue and operating income objectives in Apple’s internal business plan. We note further your statement, “Disclosing specific objectives would provide competitors and other third parties with insights into the planning process and would therefore cause competitive harm.” To the extent that you believe that disclosure of your revenue and operating income targets for fiscal year 2007 is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.

In Executive Compensation and Related Person Disclosure, SEC Release No. 34-54302A (Sept. 8, 2006), the Commission stated that it was adopting instructions to Item 402(b) of Regulation S-K to “to make clear that the Compensation Discussion and Analysis should focus on the material principles underlying the company’s executive compensation policies and decisions, and the most important factors relevant to analysis of those policies and decisions.” In specific reference to Instruction 4 to Item 402(b), the Commission stated that “companies are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the company.” Finally, the Commission stated as follows:

“in applying this instruction [4], we intend the standard for companies to use in making a determination that this information does not have to be disclosed to be the same one that would apply when companies request confidential treatment of confidential trade secrets or confidential commercial or financial information that otherwise is required to be disclosed in registration statements, periodic reports and other documents filed with us.”

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Conclusion

As discussed in detail above, the information related to the Company’s internal business plan, including revenue and operating income targets and objectives used to determine performance-based cash incentive awards for certain of its named executive officers, meets each of the conditions of Exemption (b)(4), as the information that would be obtained from the Company is:

•	Commercial or financial in character; and

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission February 11, 2008 Page 4	Confidential Treatment Requested by Apple Inc.

•

Confidential information, as it is the type of information that is not released to the public and is of the type of information that, if released to the public, is likely to cause substantial harm to the Company’s competitive position.

Further, Instruction 4 to Item 402(b) states that “companies are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the company.”

Consistent with Exemption (b)(4) and Instruction to Item 402(b), we believe that the Company is not required to disclose the information related to the Company’s internal business plan, including revenue and operating income objectives used to determine performance-based cash incentive awards for certain of its named executive officers.

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President and Corporate Controller, at (408) 862-1401.

Very truly yours,

Peter Oppenheimer Senior Vice President and Chief Financial Officer

cc:	Jay Ingram, SEC

Katherine Wray, SEC

Robert Plesnarski, O’Melveny & Myers LLP

Daniel Cooperman, SVP and General Counsel, Apple Inc.

Confidential Treatment Requested by Apple Inc.

AI-004

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